Exhibit 21.1

List of Subsidiaries of the Company

Name of Subsidiary	State/Country of Incorporation/Organization	Percentage of Voting Securities Owned
1. Cycurion Sub, Inc.	Delaware	100%
2. Axxum Technologies LLC	Virginia	100%
3. Cloudburst Security LLC	Virginia	100%
4. Cycurion Innovation, Inc.	Delaware	100%